UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

E-Home Household Services Holdings Limited Enters into Definitive Equity Transfer Agreement for Its Acquisition of Approximately 20% Equity Interests in Zhongrun (Fujian) Pharmaceutical Co., Ltd.

FUZHOU, China, December 20, 2022 – Reference is made to the announcement on Form 6-K of E-Home Household Service Holdings Limited (Nasdaq: EJH) (the “Company” or “E-Home”), a provider of integrated household services in China, dated June 15, 2022 regarding the acquisition under the equity transfer agreement (the “Previous 6-K”). The Company today announced that Ms. Ling Chen (“Ms. Chen”), Hong Kong E-Home Household Service Holdings Limited (“Hong Kong E-Home”), a controlled subsidiary of the Company, the Company and Zhongrun (Fujian) Pharmaceutical Co., Ltd. (“Zhongrun”) entered into an equity transfer agreement (the “Agreement”), pursuant to which Hong Kong E-Home agreed to acquire, and Ms. Chen agreed to sell, 4,660,129 ordinary shares of Zhongrun (approximately 20% of the issued share capital of Zhongrun) for the total consideration of RMB20 million (the “Acquisition”).

The total consideration for the Acquisition will be satisfied by the allotment and issue of an aggregate of 4,660,129 E-Home’s ordinary shares (the “Consideration Shares”) by the Company to Ms. Chen and 4 nominees designated by Ms. Chen, which represents approximately 45.07% of the issued share capital of the Company as at the date of this announcement and approximately 31.07% of the issued share capital of the Company as enlarged by the Consideration Shares. Upon closing of the Acquisition, the Company will hold approximately 75% of the total share capital of Zhongrun, including approximately 55% of acquired shares on June 14, 2022 as stated in the Previous 6-K.

Additionally, pursuant to the Agreement, Ms. Chen will cause Hong Kong E-Home to appoint a new executive director, and Ms. Chen will be appointed by Hong Kong E-Home as the Chief Operation Officer of Zhongrun and will continue to hold 25% of the equity interests of Zhongrun.

The foregoing summary description of the Agreement does not purport to be completed and is qualified in its entirety by reference to the full text of the Agreement, a copy of English translation of such agreement is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

Zhongrun (Fujian) Pharmaceutical Co., Ltd. is a pharmaceutical company integrating production, supply and marketing with a registered capital of RMB 100 million, an office area of 945 square meters and a warehouse area of 5,625 square meters. The company has a perfect logistics and distribution system, advanced office system and intelligent storage and logistics system. The company is developing upward with a rapid momentum. The company operates in a group mode, with its own brand of machinery, consumer brand, and national medicine brand manufacturers upstream, and the downstream chain brand “FU RUN TANG”, which adopts the unique business model of pharmaceutical and health products sales + medical care + health physiotherapy + remote clinic, and relies on physical stores to provide professional life Zhongrun and FU RUN TANG operate in B2B and B2C e-commerce sales mode respectively, combined with the traditional offline sales mode, so as to achieve a full range of services for customers.

Mr. Wenshan Xie, Chairman and CEO of E-Home, commented: “This is an important moment for both our company and Zhongrun. The TCM industry is poised for continued positive growth in the near future and beyond. The continued acquisition of Zhongrun shares will: first, strengthen the control of Zhongrun; second, realize the company’s repositioning of the pharmaceutical health industry and lead a healthy new life; third, be extremely beneficial to the company’s market, and also facilitate the company’s expansion of the second main business to achieve better performance and promote the company’s high-quality development. Zhongrun has become one of the top pharmaceutical distributors in China with a loyal customer base. We are very excited to add them to our world-class family service ecosystem. We look forward to building on Zhongrun’s already strong performance, expanding our comprehensive family services offering and delivering even more returns to our customers and shareholders.”

About E-Home Household Service Holdings Limited

Established in 2014, E-Home Household Service Holdings Limited is a Nasdaq-listed household service company based in Fuzhou, China. The Company, through its website and WeChat platform “e-home”, provides integrated household services, including 1) installation and maintenance of home appliances and smart homes; 2) Housekeeping, nanny, confinement nurse and cleaning services; 3) Internet elderly care + home-based elderly care; 4) Hospital care; 5) Nanny delivery platform.

After years of development, the Company has formed two main services and four auxiliary services targeting at individual consumers (ToC) and business clients (ToB). 1) The ToC business focuses on nanny, confinement nurse, home-based elderly care and cleaning, and family comprehensive service supplemented by other housekeeping services. At present, it has successfully connected with metaverse technology to realize metaverse-based customer service as well as training of domestic workers. The ToB business focuses on public cleaning and cleaning robotic equipment. Four auxiliary services include 1) docking and application of metaverse technology to housekeeping and cleaning industries; 2) online and offline sales of medicine and health food (including nannies and nursing workers); 3) training on nannies and nursing workers to engage in health care in physical stores; 4) human resources (flexible employment).

E-Home has become a modern enterprise of comprehensive service for family life. The Company always adheres to the business philosophy of “solving every issue of customers with heart”, and to the code of conduct of “doing everything well with heart”. The Company aims to set the benchmark of the household service industry. For more information, visit the Company’s website at http://www.ej111.com/ir.html.

Forward-Looking Statement

All statements other than statements of historical fact in this announcement are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company’s filings with the SEC, that may affect the Company’s future results. All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these risk factors.

For more information, please contact:

Chunming Xie

Investor Relations

Email: xcm@ej111.com

Phone: +86 15359908086

EXHIBIT INDEX

Exhibit No.	Description
99.1	English Translation of Equity Transfer Agreement dated December 20, 2022 by and among Ms. Chen, Hong Kong E-Home, the Company and Zhongrun

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2022	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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